UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

REQUEST FOR WITHDRAWAL

Date of Request: August 18, 2008

Luvoo Int.,Inc.

NEVADA	20-5153993
(State or other jurisdiction of	(IRS Employer Identification)
incorporation or organization)

7209 Foothill Blvd., Tujunga CA	91042
(Address of principal offices)	(Zip Code)

Securities Act file number to which this form relates: 0-52835

ITEM 1. Withdrawal of Form 1012G.

On November 27, 2007, Luvoo Int., Inc. a Nevada corporation, filed a registration statement on Form 10SB12G with the Securities and Exchange Commission. The initial auditor has resigned and withdrawn his audit opinion due to a fee dispute with the Company.  Pursuant to the comments received we are making corrections to the filing and will be refiling with a new auditor.  This request for withdrawal is thereby being made prior to the original filing on Form 10SB12G becoming effective and upon completion of the revisions the Company will file as a Form 1012G.

Pursuant to the requirements of the Securities Act of 1933, Luvoo Int., Inc. has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Tujunga, State of California, U.S.A. on the 18th day of August, 2008.

Luvoo Int., Inc.

By: /s/ Lourdes Y. Van Hoek

Lourdes Y.Van Hoek, CEO

Luvoo Int., Inc.